Exhibit 99.1

September 16, 2014

Dear Shareholder,

You are cordially invited to attend the 2014 Annual Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on October 20, 2014, at 2:30 p.m. Israel time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Allot’s board of directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations submitted to the SEC subsequently as reports on Form 6-K, all of which are available on our website at www.allot.com.

We look forward to greeting as many of you as can attend the meeting.

Sincerely, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.
____________________________________

Notice of Annual Meeting of Shareholders
22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel
Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on October 20, 2014, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.
To reelect Itzhak Danziger as a Class II director of the board of directors of the Company (the “Board”), to serve until the 2017 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.
To elect Miron (Ronnie) Kenneth as a Class II director of the Board, to serve until the 2017 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.	To approve the compensation package payable to the Company’s newly appointed President and Chief Executive Officer, Mr. Andrei Elefant (the “CEO”).

4.	To approve the indemnity undertaking with the CEO.

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2014 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	To report on the business of the Company for the fiscal year ended December 31, 2013, including a review of the fiscal 2013 financial statements.

7.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals to the Company no later than September 23, 2014.  If we determine that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law, we will publish a revised agenda in the manner set forth in the proxy statement.

Our Board recommends that you vote “FOR” of each of the above proposals.

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Only shareholders of record at the close of business on September 10, 2014 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter is included with this notice, and is being mailed on or about September 16, 2014 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.allot.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Voting via the Israel Securities Authority’s electronic voting system (to the extent operational prior to the meeting – see Q&A under “About the Annual Meeting”) must be completed no later than four hours before the time fixed for the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting pursuant to the Israeli Companies Law and the applicable regulations promulgated thereunder may do so by submitting a written statement to the Company’s office at the above address no later than October 9, 2014. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Annual Meeting, to the Company’s General Counsel, or by facsimile to +972-9-744-3626, no later than October 9, 2014. Any position statement received will be published by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting.  Accordingly, after reading the notice of annual general meeting of shareholders and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or over the Internet in accordance with the instructions on your proxy card (if you hold your shares in street name and the proxy card allows this), or vote through the Israel Securities Authority’s electronic voting system to the extent it becomes operational in a timely manner.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
September 16, 2014

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ABOUT THE ANNUAL MEETING

Q:           When and where is the 2014 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on October 20, 2014, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:           Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:           Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on September 10, 2014, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:           How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote through the Israel Securities Authority’s electronic voting system. Following recent legislative changes, the Israel Securities Authority is in the process of setting up an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. To the extent this system commences operation prior to the Annual Meeting, following a registration process, you will be able to vote your shares through such system no later than four hours before the time fixed for the Annual Meeting.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) in order to vote at the Annual Meeting.

“Street name” holders may also vote by phone or through an Internet website. If you hold your shares in “street name” (e.g., through a broker, bank or other nominee), then you received this proxy statement from the nominee, along with the nominee’s proxy card, which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 5 relating to the reappointment of Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2014; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law rather than the rules applicable to domestic U.S. reporting companies.  Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation.

Q:           Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:           If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:           How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Shraga Katz, Nachum Falek and Rael Kolevsohn, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on October 19, 2014, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:           What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:           What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:           What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:           How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Each proposed resolution, other than Proposals 3 and 4, requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

Each of Proposals 3 and 4 requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” these proposed resolution, or (2) the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company. The terms “Controlling Shareholder” and “personal interest” are defined below under Proposal 3.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:           How will my shares be voted if I do not provide instructions on the proxy card?

A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
“FOR” the election of Itzhak Danziger as a Class II director of the Board, to serve until the 2017 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

2.
“FOR” the election of Miron (Ronnie) Kenneth as a Class II  director of the Board, to serve until the 2017 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.	“FOR” the approval of the compensation package payable to the Company’s newly appointed CEO.

4.	“FOR” the approval of the indemnity undertaking with the CEO.

5.
“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2014 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Annual Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

HOW TO FIND VOTING RESULTS

Q:           Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting.

SOLICITATION OF PROXIES

Q:           Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:           The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations” portion of our Company’s website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 33,246,915 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2013.

Name and Principal Position (1)	Year	Salary ($)	Bonus ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Vin Costello President & VP Sales, Americas	2013	594,871	-0-	33,460	-0-	628,331
Gary Drutin Chief Customer Officer	2013	238,440	-0-	133,839	121,743	494,022
Rami Hadar President and Chief Executive Officer	2013	223,271	111,347	-0-	141,810	476,428
Amir Hochbaum VP R&D	2013	213,274	9,952	87,041	113,175	423,442
Nachum Falek CFO	2013	223,049	14,928	-0-	143,064	381,041

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.

(2)
Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements, as more fully described below.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(p) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

(4)
Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in the table represent incremental cost to the Company.

As of September 10, 2014, the total number of options outstanding under the Company’s equity incentive plans was 2,703,044 and the total number of options available for grant under its current equity incentive plan was 566,433. The total potential dilution to shareholders, consisting of shares granted and shares reserved for future grant, is 8.95% of the total outstanding, based upon 33,246,915 ordinary shares outstanding as of September 10, 2014.  The options to purchase 240,000 shares proposed to be granted to Mr. Elefant pursuant to Proposal 3 will reduce the number of shares available for grant in the future and, accordingly, will not change the dilution percentage.

BACKGROUND; INFORMATION REGARDING DIRECTOR ATTENDANCE

Following the Annual Meeting, assuming the reelection of the Class II director under this Proposal 1 and the election of a new Class II director under Proposal 2, our Board will consist of seven directors. Our Articles of Association provide that we may have up to nine directors. During 2013, each director attended over 75% of all Board meetings and over 75% of the meetings of each committee of the Board on which he or she serves.

Under our Articles of Association, our directors (other than our Outside Directors, as such term is defined in the Israeli Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The term of Itzhak Danziger, our Class II director, expires at the Annual Meeting. Our Class I director, Shraga Katz, will hold office until the annual meeting of our shareholders in 2016. Our Class III directors, Rami Hadar and Yigal Jacoby, will hold office until the annual meeting of our shareholders in 2015. In addition, we are proposing the election of an additional Class II director (see Proposal 2) and we currently have two Outside Directors who serve on the Board for fixed three-year periods in accordance with the Israeli Companies Law. These two Outside Directors have each been determined by our Board to meet the independence requirements of the applicable Nasdaq Marketplace Rules.

Biographical information concerning Itzhak Danziger, the nominee for reelection as a Class II director, and Mr. Miron (Ronnie) Kenneth, the nominee for election as a Class II director, and for each of the other current directors (who, as noted, are not up for election at the Annual Meeting), other than Outside Directors, is set forth below.

Nominee for Reelection to the Board as a Class II Director to Serve for a Three-Year Term Until the 2017 Annual General Meeting of Shareholders

Itzhak Danziger has served as a member of our Board since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board from November 2010 until November 2011. Itzhak Danziger serves as chairman of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various senior executive positions at Comverse, a technology companies group that develops and markets telecommunications systems. He served as president of Comverse Technology Group, and as president of Comverse Network Systems, which he led from a startup stage to becoming the worldwide leader of messaging solutions to carriers. Prior to joining Comverse, Mr. Danziger held various research and development and management positions at Tadiran Telecom Division, which was later acquired by ECI Telecom. Further, Mr. Danziger serves as a director in Israel Venture Network, a venture philanthropy non-governmental organization, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. and an M.Sc. in electrical engineering from the Technion – Israel Institute of Technology and an M.A. in philosophy and digital culture from Tel Aviv University.

Nominee for Election to the Board as a Class II Director to Serve for a Three Year Term Until the 2017 Annual General Meeting of Shareholders

Mr.  Miron (Ronnie) Kenneth has more than 20 years of experience in the global high technology business, and is currently a private investor in high technology startups.  He serves as the Chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers.  From May 2011 to May 2013, Mr. Kenneth served as the CEO of Pontis Ltd., a privately-held company specializing in providing online marketing and analytics platforms for service providers.  Prior to his tenure at Pontis, Mr. Kenneth was the Chairman and Chief Executive Officer of Voltaire Technologies Ltd. (from January 2001 to 2011). In 2011 Voltaire was acquired by Mellanox Technologies Ltd. (NASDAQ: MLNX).  Prior to his employment at Voltaire, Mr. Kenneth was a General Partner in Telos Venture Partners, a Silicon Valley based venture firm. Prior to Telos, Mr. Kenneth also held senior management positions in Cadence Design Systems Inc.’s (NASDAQ: CDN) European organization.  Mr. Kenneth has an M.B.A. from Golden Gate University in San Francisco, California and a B.A. in Economics and Computer Science from Bar Ilan University in Israel.

Class I Director Whose Term Continues Until the 2016 Annual General Meeting of Shareholders

Shraga Katz has served as the Chairman of our Board since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized in the communications industry for over 20 years. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ:CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid-2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was the head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz serves as a director on the boards of GreenSQL and Core Photonics. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Class III Directors Whose Terms Continue Until the 2015 Annual General Meeting of Shareholders

Rami Hadar has served as our President and Chief Executive Officer, and a member of our Board, since 2006. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served from 2002 to 2005 as Chief Executive Officer of Native Networks, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion — Israel Institute of Technology.

Yigal Jacoby co-founded Allot in 1996, served as our Chief Executive Officer from 1997 to 2006, and has been a member of our Board since 1996. Mr. Jacoby was Chairman of our Board until 2008. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara, California, from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from the Technion — Israel Institute of Technology and an M.Sc. in Computer Science from the University of Southern California.

The Independence of Our Board of Directors

Under the Nasdaq Marketplace Rules, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the election of both nominees, our Board will consist of seven members, four of whom will be independent under the Nasdaq Marketplace Rules. Specifically, our Board has determined that Ms. Nurit Benjamini, Mr. Yigal Jacoby, Mr. Steven Levy and Mr. Miron (Ronnie) Kenneth meet the independence standards of the Nasdaq Marketplace Rules. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence. None of our directors (including the candidates for election to our Board at the Annual Meeting) is a member of our executive team:

Ms. Nurit Benjamini is an independent director who is an Outside Director.  She serves as the Chairperson of the audit committee and is considered a financial expert as defined pursuant to the applicable Nasdaq Marketplace and the SEC rules. She has also been appointed by our Board as Lead Director, and in this capacity she leads all the independent directors and carries out other customary functions of this position.

Mr. Steven Levy is an independent director who is an Outside Director.  He serves as the Chairman of our compensation and nomination committee, and is deemed a financial expert as defined pursuant to the applicable Nasdaq Marketplace and the SEC rules.

Mr. Itzhak Danziger was initially invited to serve as an advisor to the Board and, in November 2010, was appointed as an observer at Board meetings. In recognition of Mr. Danziger’s contribution, he was subsequently nominated to serve as a Board member, and he was elected to the Board by shareholders in November 2011. During his short tenure as an observer, Mr. Danziger was technically classified as an employee of the Company; accordingly, as a formal matter, the Company is currently unable to conclude that Mr. Danziger meets the Nasdaq criteria for independence (there is a three-year waiting period following “employment” by the Company), but he is expected, if re-elected, to satisfy the Nasdaq independence criteria in November 2014. Mr. Danziger’s principal occupation is serving as Active Chairman of Galil Software.

Mr. Yigal Jacoby is an independent director, a founder of our Company and served as Chairman of the Board of Directors until 2008. Since his retirement from the Company in November 2010, Mr. Jacoby has continued to contribute to the growth and strength of the Company solely as a member of the Board.  Mr. Jacoby currently serves as an interim member of the audit committee and the compensation committee, but intends to resign from such positions subject to the election of Ronnie Kenneth.

Mr. Shraga Katz initially served as an advisor to our management, and was appointed Chairman of the Board in 2008 upon Mr. Jacoby’s retirement from such position. Due to a technical oversight, his director fees continued to be paid to him through the Company’s payroll, with the result that despite his principal occupation being as a partner in a venture fund and his substantive independence from the Company, he cannot currently be classified as independent under the Nasdaq rules. In May 2013 we rectified the technical oversight and we now pay Mr. Katz his director fees in the manner that is customary for directors rather through the payroll.

Mr. Rami Hadar has served as a director since 2006.  He served as the Company’s CEO and President from 2006 until [June] 2014. Because of his recent employment with the Company, he is not considered to be independent.

Mr. Miron (Ronnie) Kenneth will, if elected, be an independent director.  He will be deemed a financial expert as defined pursuant to the applicable Nasdaq Marketplace and the SEC rules.

Accordingly, following the Annual Meeting, we expect that a majority of our directors will be independent under the applicable Nasdaq Marketplace rules.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF CLASS II DIRECTOR

Background

Itzhak Danziger is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve until the 2017 annual meeting of our shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Danziger has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Itzhak Danziger, the nominee for re-election as a Class II director, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“1.           RESOLVED, that Itzhak Danziger be reelected as a Class II director, to serve until the 2017 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 2

ELECTION OF CLASS II DIRECTOR

Background

Miron (Ronnie) Kenneth is a nominee for election by the shareholders at the Annual Meeting. If elected at the Annual Meeting, he will serve until the 2017 annual meeting of our shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Kenneth has advised the Company that he is willing to serve as a director if elected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Miron (Ronnie) Kenneth, the nominee for election as a Class II director, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“2.           RESOLVED, that Miron (Ronnie) Kenneth be elected as a Class II director, to serve until the 2017 annual meeting of shareholders and until his successor has been elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 3

APPROVAL OF A COMPENSATION PACKAGE PAYABLE TO THE COMPANY’S
PRESIDENT AND CHIEF EXECUTIVE OFFICER, MR. ANDREI ELEFANT

Background

At the 2013 Annual General Meeting of the Company’s shareholders, the Company’s general Compensation Policy for its Directors and Officers was approved as required by the Israeli Companies Law (the “Compensation Policy”).  Shareholders also approved the compensation package of Mr. Rami Hadar, who at the time and until June 2014 served as the Company’s President and Chief Executive Officer.

Mr. Elefant became the Company’s President and Chief Executive Officer effective July 1, 2014.  The Company’s compensation and nomination committee recommended, and the Board approved, a compensation package, including an annual cash bonus plan and an equity-based award of options and restricted stock units, for Mr. Elefant, in consideration for his ongoing, and as an incentive towards his expected, contribution to the Company’s results, as detailed in Exhibit A-1 and all in accordance with the Company’s Compensation Policy.

Proposed Resolution

You are requested to adopt the following resolution:

“3.           RESOLVED, to approve a compensation package for Andrei Elefant, with effect from July 1, 2014, as set forth in Exhibit A-1.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the resolution, be voted “FOR” the approval of the resolution; or

2.
the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company’s General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 4

APPROVAL OF THE INDEMNITY UNDERTAKING WITH THE COMPANY’S PRESIDENT
AND CHIEF EXECUTIVE OFFICER, MR. ANDREI ELEFANT

Background

Upon the Board’s appointment of Mr. Elefant as the Company’s President and Chief Executive Officer, the Company’s compensation and nomination committee recommended that the Company enter into an indemnity undertaking with the CEO substantially in the form attached as Exhibit A-2. This indemnity undertaking provides for indemnification to the fullest extent permitted by Israeli law, under circumstances deemed by the Board to be reasonably foreseeable.

Proposed Resolution

You are requested to adopt the following resolution:

“4.           RESOLVED, that the Company enter into an indemnity undertaking with Andrei Elefant, with effect from July 1, 2014, substantially in the form attached as Exhibit A-2.”

Please refer to Proposal 3 for a detailed explanation of the affirmative vote required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 5

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2013. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2014 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2012	2013
	(in thousands of U.S. dollars)
Audit Fees (1)	285	275
Audit-Related Fees (2)	105	25
Tax Fees (3)	73	83
Other Fees (4)	41	15
Total	504	398
_____	____________________
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2012 and 2013, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, the filing of Form F-3, fees related to public offering and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Proposed Resolution

You are requested to adopt the following resolution:

“5.           RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

AUDIT COMMITTEE REPORT

The Audit Committee has

•	reviewed and discussed the Company’s audited financial statements with management,

•
discussed with Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, the Company’s independent registered public accountants, the matters required to be discussed by PCAOB Auditing Standards No. 16 “Communications with Audit Committees,” including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements and PCAOB Auditing Standards No. 5, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements,”

•
received the written disclosures and the letter from Kost Forer Gabbay & Kasierer required by applicable requirements of the Public Company Accounting Oversight Board regarding Kost Forer Gabbay & Kasierer’s communications with the Audit Committee concerning independence, and discussed with Kost Forer Gabbay & Kasierer its independence, and

•
based on the review and discussions referred to above, recommended to the Board that the Company’s audited financial statements be included in its Annual Report on Form 20-F for the year ended December 31, 2013.

This report is submitted by the members of the Audit Committee:
Nurit Benjamini
Steven D. Levy
Yigal Jacoby (interim member)

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR FISCAL YEAR 2013

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2013. This item does not require a vote of the Shareholders

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than September 23, 2014. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than September 30, 2014 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Shareholder Proposals for Annual General Meeting in 2015

To be considered for inclusion in Allot’s proxy statement for our 2015 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the General Counsel of Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel no later than July 22, 2015, and must otherwise comply with the requirements of the Companies Law.

We currently expect that the agenda for our annual general meeting to be held in 2015 (the “2015 AGM”) will include (1) the election (or reelection) of Class III directors; (2) the election (or reelection) of an external director; (3) the approval of the appointment (or reappointment) of the Company’s auditors; and (4) presentation and discussion of the financial statements of the Company for the year ended December 31, 2014 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders.  Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2015 AGM by submitting their proposals in writing to Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Attention: General Counsel.  For a shareholder proposal to be considered for inclusion in the agenda for the 2015 AGM, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Annual Meeting, i.e., no later than July 22, 2015; provided that if the date of the 2015 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2015 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2015 AGM is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2015 AGM, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2015 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about September 16, 2014. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2013 filed on Form 20-F with the SEC on March 26, 2014, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Forms 6-K. Shareholders may download a copy of these documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

Exhibit A-1

Summary of Compensation Package for Mr. Andrei Elefant

Mr. Elefant will be entitled to a monthly salary of NIS 71,000, which will cover all of his services to the Company and both regular and overtime hours.  This salary will be updated on a monthly basis based on changes to the consumer price index in Israel.  Mr. Elefant will also receive all fringe benefits that are typically provided by the Company, such as a pension fund or manager’s insurance.

In addition, Mr. Elefant will be eligible for a cash bonus, in accordance with the bonus plan approved by Company’s shareholders last year for the Chief Executive Officer.  That plan ties the Chief Executive Officer’s bonus to the Company’s attainment of its financial objectives and the individual’s attainment of the personal professional goals set for him by the compensation committee and by the Board.  Mr. Elefant will also be granted options to acquire up to 120,000 ordinary shares of the Company, with an option price equal to the closing market price of the shares on June 30, 2014, and he will be granted 120,000 restricted stock units.  Both the stock options and the restricted stock units have a vesting schedule commencing on July 1, 2014.

Mr. Elefant’s employment agreement does not provide for a fixed term of employment.  Either the Company or Mr. Elefant may terminate Mr. Elefant’s employment upon four months’ prior written notice.  The Company may also terminate Mr. Elefant’s employment immediately, in the event of Mr. Elefant’s breach of fundamental duties towards the Company.  Upon termination, Mr. Elefant will generally be entitled to receive the amounts accumulated in his pension fund or manager’s insurance, in lieu of statutory severance pay.

Mr. Elefant has executed the Company’s standard Confidentiality, Non-Compete, Non Solicitation and Intellectual Property Assignment agreement.  The non-compete undertaking shall expire 6 months after termination of Mr. Elefant’s employment, and the non-solicitation undertaking shall expire 12 months after termination of his employment.

Exhibit A-2

Indemnity Undertaking - Mr. Andrei Elefant

[Allot letterhead]

[date]

Mr. Andrei Elefant

Dear Andrei,

Re:           Indemnification and Release Agreement

It is in the best interest of Allot Communications Ltd. (the “Company”) to retain and attract as officers the most capable persons available and such persons are becoming increasingly reluctant to serve in companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are or have been appointed to be an officer of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

In consideration of you continuing to serve the Company, the Company hereby agrees as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following:

1.1.
any financial obligation imposed on or incurred by you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“action”) taken or made by you in your capacity as an officer and/or employee of the Company;

1.2.
reasonable litigation expenses, including attorneys’ fees and the fees and expenses of investigators, accountants and other experts, expended by you or charged to you by a court, (i) in a proceeding instituted against you by the Company or on its behalf or by another person, or (ii) in any criminal proceedings in which you are acquitted, or (iii) in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, or (iv) in any administrative or investigative proceedings that do not result in criminal proceedings against you and without any monetary liability being imposed on you in lieu of criminal proceedings or that result in criminal proceedings in which you are acquitted; or (v) in any administrative or investigative proceedings that do not result in criminal proceedings against you but result in the imposition of a monetary liability in lieu of criminal proceedings provided it is in respect of a criminal action that does not require proof of criminal intent or in connection with a financial sanction; or (vi) in preparation or defense with respect to any threatened proceedings as aforesaid; all in respect of actions taken by you in your capacity as an officer and/or employee of the Company; and

1.3.
a financial obligation imposed upon you and reasonable litigation expenses, including without limitation attorney fees, expended by you as a result of an administrative proceeding instituted against you. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that you incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

1.4.
The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as an officer, director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer is at the request of the Company (“Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of any of the following:

2.1.
a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2.	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

2.3.	an action, taken or not taken, with the intent of unlawfully realizing personal gain;

2.4.	a fine or penalty imposed upon you for an offense; and

2.5.	a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you, other than for indemnification hereunder.

3.	The indemnification will be limited to the expenses mentioned in Sections 1.1, 1.2 and 1.3 above insofar as they result from your actions in the following matters or in connection therewith:

3.1.
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

3.2.
Occurrences resulting from the Company’s becoming or its status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3.3.
Occurrences in connection with investments that the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

3.4.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

3.5.
Actions in connection with any sale or acquisition of assets by the Company, a Subsidiary and/or an Affiliate or the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

3.6.	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

3.7.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

3.8.
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

3.9.	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

3.10.
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

3.11.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not;

3.12.	Actions taken in your capacity as a director, officer and/or employee of the Company, Subsidiaries and/or Affiliates, subject to the terms of this Agreement; and

3.13.	Violations or alleged violations of applicable securities and corporate laws, resulting in administrative investigations, proceedings and/or financial sanctions.

4.
The Company will make available to you all amounts needed in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in Section 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings or in administrative or investigative proceedings that result in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets. All amounts paid as indemnification pursuant hereto will be grossed-up to cover any tax payments you may be required to make if the indemnification payments are taxable to you.

5.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or an officer, director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the resolutions referred to below and the indemnity will extend to your heirs, executors, administrators and legal representatives.

6.
The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies).

7.	Subject to the provisions of Section 6 above, the indemnification hereunder for any and all incidents occurring during any one year period will be in an aggregate amount not to exceed US$3 million.

8.
The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder, such reimbursement not to exceed the amounts indemnified by the Company.

9.	In all indemnifiable circumstances indemnification will be subject to the following:

9.1.
You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings and, to the extent permitted by law, all administrative or investigative proceedings initiated against you, without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you. Failure to notify the Company as aforesaid will not relieve the Company of its indemnification obligations pursuant hereto except to the extent that it has been actually prejudiced as a result of such failure.

9.2.
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

Notwithstanding the foregoing you will be entitled to appoint an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall consult your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense. The Company shall indemnify you for all reasonable expenses incurred by you in connection with engaging such attorney.

The Company and/or its attorney appointed by it as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents reasonably required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and Release and/or pursuant to law, or to enter into any settlement, or compromise or consent to any judgment unless such settlement, compromise or consent includes an unconditional release of you from all liability arising out of the proceeding, without your written consent, which will not be unreasonably withheld. However, the aforesaid will not prevent the Company and/or its attorney as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and Release and/or pursuant to law and so long as it includes an unconditional release as aforesaid.

9.3.
You will fully cooperate with the Company and/or its attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4.
If, in accordance to Section 9.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification and Release or the resolutions referred to below to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree and except for reasonable expenses incurred by you pursuant to the second paragraph of Section 9.2 above.

9.5.
The Company will have no liability or obligation pursuant to this Letter of Indemnification and Release or the resolutions referred to below to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

9.6.
That, if required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

10.
Subject to Section 2 above, the Company hereby exempts and releases you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, whether such breach occurred or occurs prior or subsequent to the resolutions referred to below.

11.
If for the validation of any of the undertakings in this Letter of Indemnification and Release any act, resolution, approval or other procedure is required, the Company undertakes to initiate and make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Release or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 7 above.

13.
If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, exemptions or releases, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking exemption or release may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings exemptions or releases will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking exemption or release, so as to be valid and enforceable to the maximum extent permitted by law.

14.
This Letter of Indemnification and Release and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, as such laws are applied to contracts entered into and to be performed entirely within such State, without regard to its conflict of laws rules.

15.	This Letter of Indemnification and Release cancels any preceding letter of indemnification and release that may have been issued to you.

16.	Subject to all indemnification limitations set herein, the Company shall bear all of your costs, including legal expenses, in enforcing this Letter of Indemnification and Release against the Company.

This letter is being issued to you pursuant to the resolutions adopted by the board of directors of the Company on [date], and contains the entire agreement and understanding between the Company and yourself in respect of the subject matter hereof.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Sincerely, Shraga Katz Chairman of the Board of Directors Allot Communications Ltd.

I agree:

____________________
Andrei Elefant

Date: _______________